American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

January 7, 2010

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC  20549

Re:	American Apparel, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2008
Revised Definitive Proxy Statement on Schedule 14A
Forms 10-Q for Fiscal Quarters Ended
March 31, 2009, June 30, 2009 and September 30, 2009
File No. 001-32697

Dear Mr. Reynolds:

American Apparel, Inc. (the “Company”) acknowledges receipt of the letter from the staff of the Securities and Exchange Commission, dated December 22, 2009 (the “Comment Letter”), relating to the above-referenced filings.  Given that the Company’s response was due shortly after the New Year holiday and several key personnel of the Company were on vacation last week and given that the Company may need to coordinate its response with its auditors, the Company respectfully requests an extension of time to respond to the Comment Letter in order to have sufficient time for review internally and by the Company’s advisors and auditors of the response to the Comment Letter.  The Company intends to submit its response to the Comment Letter by January 29, 2010.

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman
Name: Glenn A. Weinman
Title: Senior Vice President, General Counsel and Secretary

cc:	Steve Lo (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)

Securities and Exchange Commission
January 7, 2010

Damon Colbert (Securities and Exchange Commission)
Jim Lopez (Securities and Exchange Commission)
Dov Charney, Chairman, President and Chief Executive Officer